CUSIP NO. 580395101	13D	Page 1 of 9

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

MCF CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

580395101

(CUSIP Number)

Scott Potter
SF Equity Partners
575 Market Street, Suite 1975
San Francisco, CA  94105
(415) 738-1200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 580395101	13D	Page 2 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) San Francisco Equity Partners, L.P. (“SFEP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7

SOLE VOTING POWER

6,359,584 shares (of which 1,384, 616 are shares issuable upon exercise of a warrant), except that SFEP I, LLC (“SF LLC”), the general partner of SFEP, and Scott Potter, the sole managing member of SF LLC (“Potter), may be deemed to have sole voting power of these shares.

	8	SHARED VOTING POWER 0
9

SOLE DISPOSITIVE POWER

6,359,584 shares (of which 1,384, 616 are shares issuable upon exercise of a warrant), except that SFEP I, LLC (“SF LLC”), the general partner of SFEP, and Scott Potter, the sole managing member of SF LLC (“Potter), may be deemed to have sole dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,359,854 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* __
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 580395101	13D	Page 3 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) SFEP I, LLC (“SF LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7

SOLE VOTING POWER

6,359,584 shares that are owned directly by SFEP (of which 1,384, 616 are shares issuable upon exercise of a warrant).  SF LLC, the general partner of SFEP, and Potter, the sole managing member of SF LLC, may be deemed to have sole power to vote the shares held directly by SFEP.

	8	SHARED VOTING POWER 0
9

SOLE DISPOSITIVE POWER

6,359,584 shares that are owned directly by SFEP (of which 1,384, 616 are shares issuable upon exercise of a warrant).  SF LLC, the general partner of SFEP, and Potter, the sole managing member of SF LLC, may be deemed to have sole power to dispose of the shares held directly by SFEP.

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,359,854 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* __
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 580395101	13D	Page 4 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Scott Potter (“Potter”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7

SOLE VOTING POWER

6,362,584 shares of which 6,359,584 shares are owned directly by SFEP (of which 1,384, 616 are shares issuable upon exercise of a warrant), and 41,510 shares of which are directly owned by Potter.  SF LLC, the general partner of SFEP, and Potter, the sole managing member of SF LLC, may be deemed to have sole power to vote the shares held directly by SFEP.

	8	SHARED VOTING POWER 0
9

SOLE DISPOSITIVE POWER

6,362,584 shares of which 6,359,584 shares are owned directly by SFEP (of which 1,384, 616 are shares issuable upon exercise of a warrant), and 41,510 shares of which are directly owned by Potter.  SF LLC, the general partner of SFEP, and Potter, the sole managing member of SF LLC, may be deemed to have sole dispositive power over the shares held directly by SFEP.

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,401,094 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* __
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 580395101	13D	Page 5 of 9

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is common stock, par value $0.0001, of MCF Corporation ("MCF").  The principal executive offices of MCF are located at 601 Montgomery Street, 18th Floor, San Francisco, CA  94111.

Item 2.  Identity and Background

(a)

Name:

This Statement is filed by San Francisco Equity Partners, L.P. (“SFEP”),  SFEP I, LLC (“SF LLC”) and Scott Potter (“Potter”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

SF LLC, the general partner of SFEP, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by SFEP.  Potter, the sole managing member of SF LLC, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by SFEP.

(b)

Residence or business address:

The address for each of the Reporting Persons is:

San Francisco Equity Partners

575 Market Street, Suite 1975

San Francisco, CA  94105

(c)

SFEP is a venture capital firm.  SF LLC is the general partner of SFEP  Potter is the sole managing member of  SF LLC.

 (d)

None of the entities or persons listed above (“Reporting Persons”), during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship.

SFEP is a Delaware limited partnership.  SF LLC is a Delaware limited liability company.  Potter is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

Potter acquired 1,000 shares in his individual capacity on April 23, 2004 at $2.54 per share, 2,000 shares on April 26, 2004 at $2.55 per share,  10,000 shares pursuant to a stock grant from the MCF Corp 2003 Stock Option and Incentive Plan (the “Plan”) on 11/15/2004, 8,110 shares as a stock grant from the Plan on 11/15/2004, and 20,400 shares as a stock grant from the Plan on 2/4/05 (the “Potter Shares”).  The source of funds was personal funds.

CUSIP NO. 580395101	13D	Page 6 of 9

SFEP acquired 6,000,001 shares of Common Stock (which shares include warrants to purchase 1,384,616 shares of Common Stock) from London Merchant Securities plc (“LMS”).on February 15, 2005 (the “LMS Shares”) as a capital contribution from LMS to SFEP in connection with the formation of SFEP.  LMS is the sole limited partner of SFEP.

SFEP acquired 359,583 shares of Common Stock at $1.00 per share from Ascend Services Ltd. in a private transaction on June 7, 2005 (the “Ascend Shares”).  The source of consideration was working capital.  MCF filed a S-1 Registration Statement registering the Ascend Shares (among other shares) on April 5, 2006.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the Potter, LMS and Ascend Shares for investment purposes.  None of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of MCF or its subsidiaries, or other transactions which might have the effect of causing MCF’s common stock to cease to be listed on the NASDAQ National Market or causing the common stock to become eligible for termination of registration under section 12(g) of the Act.  The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of common stock or other securities of MCF from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.  Interest in Securities of the Issuer

(a) – (b)

See Rows 7-11 and 13 of the cover page for each Reporting Person.

(c)

Not applicable.

 (d)

LMS is the sole limited partner of SFEP and has the right to receive dividends from, or the proceeds from the sale issuer’s securities held by SFEP, and the interest of LMS relates to more than 5% of the class of issuer’s Common Stock.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Ascend Shares, and the registration rights associated with them, were acquired by SFEP in June 2005.  MCF filed a S-1 Registration Statement registering the Ascend Shares on April 5, 2006.  Other than the registration rights associated with the Ascend Shares, the Reporting Persons are not parties to any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of  MCF including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP NO. 580395101	13D	Page 7 of 9

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Description
Exhibit A	Agreement of Joint Filing

CUSIP NO. 580395101	13D	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2006
San Francisco Equity Partners, L.P.
By: SFEP I, LLC
Its: General Partner
	By:	/s/ Scott Potter Its Managing Member
SFEP I, LLC
By /s/ Scott Potter
Its: Managing Member

SCOTT POTTER

/s/ Scott Potter

CUSIP NO. 580395101	13D	Page 9 of 9

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of MCF Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: April 28, 2006
San Francisco Equity Partners, L.P.
By: SFEP I, LLC
Its: General Partner
	By:	/s/ Scott Potter Its Managing Member
SFEP I, LLC
By /s/ Scott Potter
Its: Managing Member

SCOTT POTTER

/s/ Scott Potter